Exhibit 99.1

 **Constellation Brands** PRESS *release*

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Constellation Brands Promotes Mallika Monteiro to Executive Vice President and Chief Growth & Strategy Officer

Monteiro to serve as a member of the company's Executive Management Committee

VICTOR, N.Y., Oct. 4, 2019 -- Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today announced that Mallika Monteiro has been promoted to Executive Vice President and Chief Growth & Strategy Officer. As part of her expanded responsibilities, Monteiro will be responsible for consumer and category insights, innovation and new product development across beer, wine and spirits, as well as the company's strategy development and business transformation functions. Monteiro will also serve as a member of Constellation's Executive Management Committee.

"To ensure we continue to stay out in front of consumer trends and fulfill our mission of building brands people love, we must create a culture where the consumer is at the forefront of every decision we make," said Bill Newlands, President and Chief Executive Officer. "Mallika has been a driving force behind our efforts to capture and translate consumer insights into innovation that helps accelerate growth and share gains across the beverage alcohol category. This facet of our business will become increasingly more important as innovation continues to play a larger role in our overall growth strategy."

Monteiro joined Constellation Brands in 2016 as Vice President, Beer Innovation, where she helped strengthen the company's innovation process, contributing to one of Constellation's most successful new product launches in Corona Premier. Monteiro was promoted to Senior Vice President and Chief Growth Officer in October 2018, where she led the development and launch of a number of new product introductions across beer, wine and spirits, including Corona Refresca, Robert Mondavi Private Selection bourbon barrel aged wines, and SVEDKA Rosé. Monteiro also served as Chief of Staff to the company's Executive Management Committee and was a driving force behind the company's Focus on Female Founders program, designed to invest $100 million in female-founded or female-owned start-ups in the beverage alcohol space by 2028.

"I'm both excited and honored for this opportunity," said Monteiro. "One thing I've always admired about Constellation is the company's restless desire to continually push the envelope and reach for more. Constellation has a rich history of success and our team remains squarely focused on delivering what's



next for consumers. Over time, this ultimately creates tremendous growth opportunities for our company and our talented employees. I look forward to working with the rest of our team to realize our goals and drive Constellation's next wave of growth."

About Constellation Brands
Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy, and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported beer brands such as the Corona and Modelo brand families, and Pacifico. Its high-quality wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi, and SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated wine brands such as SIMI and Mount Veeder Winery, spirits brands High West Whiskey and Casa Noble Tequila, as well as new wine innovations such as Cooper & Thief and Spoken Barrel.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors, and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us one of the top growth contributors in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Bob Czudak	585-678-7170	bob.czudak@cbrands.com
Tom Conaway	585-678-7503	thomas.conaway@cbrands.com

Mallika Monteiro



Executive Vice President and
Chief Growth and Strategy Officer